Synthetic Biologics, Inc.

9605 Medical Center Drive, Suite 270

Rockville, Maryland 20850

May 14, 2018

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Dorrie Yale

Re:	Synthetic Biologics, Inc.

Registration Statement on Form S-3

File No: 333-224728

Ladies and Gentlemen:

Synthetic Biologics, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-22478), to become effective on Tuesday, May 15, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

Synthetic Biologics, Inc.

By: /s/ Steven A. Shallcross
Name:	Steven A. Shallcross
Title:	Interim Chief Executive Officer and Chief Financial Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP